Exhibit 11

CORTLAND BANCORP AND SUBSIDIARIES

STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

	Years ended December 31,

	2001	2000	1999

Weighted Average common shares outstanding	3,928,355	3,939,725	3,938,864
Net Income ($000 Omitted)	$5,546	$5,110	$4,862
Basic Earnings per share	$1.41	$1.30	$1.23
Diluted Earnings per share	$1.41	$1.30	$1.23

     Average shares outstanding and earnings per share have been restated to give retroactive effect to the 3% stock dividends paid as of January 1, 2002, 2001 and 2000.

     More information regarding earnings per share is set forth in the Corporation’s 2001 Annual Report to Shareholders, Page 12, Per Share Amounts, and is incorporated herein by reference.